Exhibit 99.96

NexTech Signs AR Ecommerce Deal With AimCam

New York, NY - Toronto, ON – November 5th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) is pleased to announce that it has landed a deal with AimCam a manufacturer of state of the art sport glasses with video capture. AirCam has signed up for NexTech’s AR platform which will allow their e-commerce customers to virtually “try on” their glasses over the web, no app required. NexTechs “try it on” webAR platform is robust as it uses Microsoft’s face mapping technology which integrates emotion recognition, returning the confidence across a set of emotions for each face in the image such as anger, contempt, disgust, fear, happiness, neutral, sadness, and surprise. The companies “try it on” technology is gaining momentum, on October 18th NexTech announced that it signed up Method Seven for it’s “try it on” technology, AirCam is now the second customer win for its “try it on” technology in two weeks.

Click For WebAR Try It On DEMO Video

Evan Gappelberg CEO Of NexTech AR comments, “We know that consumers prefer not to purchase glasses online because they needed to try them on and see how they look. Now, with our virtual “try on” WebAR technology AirCam customers can virtually “try on” a pair of glasses, see what they look like, and even take a picture to get a second opinion all in real time. We expect that this activation will add tremendous value for AirCam customers, and with our newly released analytics dashboard provide valuable analytics data for both companies”.

The eyeglass market is massive and growing and in need of webAR “try it on” technology. According to Forbes “In 2017, eight million pairs of prescription eyeglasses were sold online”. That’s a lot of glasses but it’s only 4.2% of the total prescription eyeglass market leaving substantial amounts of online growth. The global eyewear market, which is made up of spectacles, contact lenses, sunglasses, and other eyewear products, was estimated to be worth around 131 billion U.S. dollars in 2018 and was forecast to reach a value of 210.8 billion U.S. dollars by 2025 according to Statista. As one can imagine e-commerce eyewear sites and NexTech stand to gain a lot as AR “try it on” technology gets widely adopted. Advances in face-mapping technology from Microsoft translate really well into easy to use AR tech for wearables which is why cosmetic brands like L’Oreal, Cover Girl, and Sephora have made substantial investments in virtual “try-on” for makeup. Face-mapping also works really well when buying eyeglasses online. With NexTechs AR “Try it on” platform, online brands can now offer a virtual try on experience from home leading to higher sales and higher online conversions from shoppers to buyers.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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